New York Stock Exchange
11 Wall Street
New York, NY 10005

November 22, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ALUSSA ENERGY ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant
- Class A Ordinary Shares, par value $0.0001 per share
- Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50

Sincerely,

